Computershare
510 Burrard St, 3rd Floor
Vancouver BC, V6C 3B9
www.computershare.com

Date: February 25, 2019

To: All Canadian Securities Regulatory Authorities

Subject: SSR MINING INC.

Dear Sir/Madam:

We advise of the following with respect to the upcoming Meeting of Security Holders for the subject Issuer:

Meeting Type :	Annual General and Special Meeting
Record Date for Notice of Meeting :	March 22, 2019
Record Date for Voting (if applicable) :	March 22, 2019
Beneficial Ownership Determination Date :	March 22, 2019
Meeting Date :	May 09, 2019
Meeting Location (if available) :	Vancouver, BC
Issuer sending proxy related materials directly to NOBO:	No
Issuer paying for delivery to OBO:	Yes

Notice and Access (NAA) Requirements:

NAA for Beneficial Holders	Yes
Beneficial Holders Stratification Criteria:	Not Applicable
NAA for Registered Holders	Yes
Registered Holders Stratification Criteria:	Not Applicable

Voting Security Details:

Description	**CUSIP Number**	**ISIN**
COMMON	784730103	CA7847301032

Sincerely,

Computershare
Agent for SSR MINING INC.